UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38587

Aurora Mobile Limited

14/F, China Certification and Inspection Building

No. 8, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Adoption of 2021 Share Incentive Plan

On December 30, 2021, the board of directors of Aurora Mobile Limited, or the Company, and the compensation committee of the board approved and authorized the adoption of a 2021 Share Incentive Plan (the “2021 Plan”), effective immediately. Under the 2021 Plan, the maximum aggregate number of Class A common shares of the Company available for grant of awards is 4,000,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA MOBILE LIMITED

By	:	/s/ Shan-Nen Bong
Name	:	Shan-Nen Bong
Title	:	Chief Financial Officer

Date: December 30, 2021